Filed Pursuant to Rule 433
Registration Statement No. 333-213509
Pricing Term Sheet

BRUNSWICK CORPORATION

Pricing Term Sheet

$175,000,000 6.500% Notes due 2048

Issuer:	Brunswick Corporation
Security Type:	Senior Unsecured Notes
Format:	SEC Registered
Title:	6.500% Notes due 2048 (the “Notes”)
Size:	$175,000,000 ($201,250,000 assuming the underwriters exercise their option to purchase the additional Notes in full).
Maturity:	October 15, 2048
Coupon:	6.500%
Price to Public:	100.000% of face amount
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB- / BBB
Pricing Date:	October 1, 2018
Interest Payment Dates:	January 15, April 15, July 15 and October 15, commencing January 15, 2019
Settlement Date:	T+2; October 3, 2018
Optional Redemption:
The Notes will be redeemable at the option of the Issuer, in whole or in part, at any time on or after October 15, 2023, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.

Day Count:	30 / 360
Net Proceeds to Issuer (before expenses; assumes no exercise of underwriters’ option):	$169,487,500 ($194,910,625 assuming the underwriters exercise their option to purchase the additional Notes in full).
CUSIP / ISIN:	117043 406 / US1170434062
Denominations:	$25.00 and integral multiples of $25.00 in excess thereof
Listing:	The Issuer intends to file an application to list the Notes on The New York Stock Exchange.
Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC
Joint Lead Manager:	J.P. Morgan Securities LLC
Co-Managers:	Citizens Capital Markets, Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc. BMO Capital Markets Corp. KBC Securities USA LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC collect at 1-866-718-1649, or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, or by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.